Exhibit 99.1

PRESS RELEASE Regulated information 11 May 2023 – 08.00 am CET

EURONAV ANNOUNCES FIRST QUARTER

2023 RESULTS

HIGHLIGHTS

•	Strong earnings reflected in Q1 results
•	Counter seasonal rally delivers strongest freight market in March
•	Q1 Dividend USD 70 cents p/share
•	New composition of Supervisory board to provide pathway to further value creation
•	Q2 2023 to date spot rate: 62% fixed at 67k USD per day for VLCC non-scrubber and 51% fixed at 62k USD per day for Suezmax

ANTWERP, Belgium, 11 May 2023 – Euronav NV (NYSE: EURN & Euronext: EURN) (“Euronav” or the “Company”) reported its non-audited financial results today for the first quarter ended 31 March 2023.

Hugo De Stoop, CEO of Euronav said: “The counter seasonal strength recorded in Q1 underpins our view that strong and durable drivers are in place to continue a multi-year upcycle in large crude tanker freight markets. Our confidence is reflected in our returns to shareholders. The combination of our final 2022 dividend and the dividend related to Q1 means that USD 1.80 per share will be returned in Q2 2023. In addition to enjoying strong earnings, we are proud to co-operate with United Nations in Yemen, providing a solution to a potential environmental challenge.”

PRESS RELEASE Regulated information 11 May 2023 – 08.00 am CET

Key figures

The most important key figures (unaudited) are:

(in thousands of USD)	First Quarter 2023	First Quarter 2022

Revenue	339,955	114,368

Other operating income	4,694	2,522

Voyage expenses and commissions	(34,815)	(31,041)

Vessel operating expenses	(56,076)	(51,554)

Charter hire expenses	(778)	(3,590)

General and administrative expenses	(16,524)	(10,656)

Net gain (loss) on disposal of tangible assets	22,064	13,500

Depreciation	(56,284)	(52,601)

Net finance expenses	(30,462)	(33,655)

Share of profit (loss) of equity accounted investees	(6)	9,372
Result before taxation	171,768	(43,335)

Tax benefit (expense)	3,278	(37)
Profit (loss) for the period	175,046	(43,372)

Attributable to: Owners of the Company	175,046	(43,372)

The contribution to the result is as follows:

(in thousands of USD)	First Quarter 2023	First Quarter 2022

Tankers	171,176	(53,460)

FSO	3,870	10,088
Result after taxation	175,046	(43,372)

Information per share:

(in USD per share)	First Quarter 2023	First Quarter 2022

Weighted average number of shares (basic) *	201,783,532	201,677,981

Result after taxation	0.87	(0.22)

*	The number of shares issued on 31 March 2023 is 220,024,713. However, the number of shares excluding the owned shares held by Euronav at 31 March 2023 is 201,783,532.

PRESS RELEASE Regulated information 11 May 2023 – 08.00 am CET

EBITDA reconciliation (unaudited):

(in thousands of USD)	First Quarter 2023	First Quarter 2022

Profit (loss) for the period	175,046	(43,372)

+ Net interest expenses	30,475	33,396

+ Depreciation of tangible and intangible assets	56,284	52,601

+ Income tax expense (benefit)	(3,278)	37
EBITDA (unaudited)	258,527	42,662

+ Net interest expenses JV	—	512

+ Depreciation of tangible and intangible assets JV	—	1,986

+ Income tax expense (benefit) JV	—	(2,253)
Proportionate EBITDA	258,527	42,907

Proportionate EBITDA per share:

(in USD per share)	First Quarter 2023	First Quarter 2022

Weighted average number of shares (basic)	201,783,532	201,677,981

Proportionate EBITDA	1.28	0.21

All figures, except for Proportionate EBITDA, have been prepared under IFRS as adopted by the EU (International Financial Reporting Standards) and have not been audited nor reviewed by the statutory auditor.

For the first quarter of 2023, the Company realized a net gain of USD 175.0 million or USD 0.87 per share (first quarter 2022: a net loss of USD 43.4 million or USD (0.22) per share). Proportionate EBITDA (a non-IFRS measure) for the same period was USD 258.5 million (first quarter 2022: USD 42.9 million).

TCE

The average daily time charter equivalent rates (TCE, a non IFRS-measure) can be summarized as follows:

In USD per day	Q1 2023	Q1 2022
VLCC
Average spot rate (in TI Pool)*	51,400	13,750
Average time charter rate**	48,500	48,300
SUEZMAX
Average spot rate***	70,600	15,500
Average time charter rate	31,700	30,500

*Euronav owned ships in TI Pool (excluding technical offhire days)

**Including profit share where applicable

*** Including profit share where applicable (excluding technical offhire days)

PRESS RELEASE Regulated information 11 May 2023 – 08.00 am CET

EURONAV TANKER FLEET DEVELOPMENTS

Sale of older Suezmax vessels continues in Q1

In February the Suezmax Cap Charles was sold (2006 - 158,881 DWT). This transaction generated a capital gain of USD 22.1 million. The Cap Charles was debt free and delivered to her new owner on 16 February 2023.

Sale VLCC Nautica to United Nations for salvage operation

On 10 March 2023 – Euronav NV signed an agreement with the UN to sell a VLCC as part of a wider salvage operation for the FSO Safer located in Yemen. Euronav can confirm that vessel is the Nautica (2008 – 307,284 dwt) which we bought back from a sale and leaseback agreement before retrofitting the vessel for necessary modifications and regular maintenance before sailing to the location of the FSO Safer.

The Nautica will replace the FSO Safer and will stay there. Euronav will help transferring the oil and operate the vessel for a transition period of several months. The entire team of Euronav is very committed to be able to participate to such project and do their utmost to help providing a solution for a potential environmental challenge.

Update - Newbuilding delivery schedule

Outstanding capital expenditure for the 6 vessels (1 VLCCs and 5 Suezmax) currently under construction at the end of Q1 2023 was USD 279 million, split as follows: USD 142 million in 2023, USD 137 million in 2024.

Euronav took delivery of the VLCC Cassius (2023 – 299,158 dwt) on 11 January 2023 and VLCC Camus (2023- 299.158) on 28 February 2023.

TANKER MARKET & OUTLOOK

The key feature of Q1 has been the counter seasonal strength in freight rates. Sequential improvement in rates in both VLCC and Suezmax was experienced month on month from January to March. This unusual trading pattern – only the third time this has occurred since 1990 in both VLCC & Suezmax sectors – underpins the strong fundamentals of the large crude tanker market.

The key structural drivers of our market remain in place with very little change in:

(a) contracting – zero VLCC and just six Suezmax year-to-date

(b) fleet capacity – average vessel speeds remained unchanged during Q1

(c) shipbuilding capacity – constrained until end of 2025/6 by other LNG/Container orders

(d) asset values – remain well supported with 5-10 year old vintages still rising

Since the quarter end, rates in both the VLCC and Suezmax segments have declined and the announcement by OPEC+ to reduce production from May 2023 likely to create a headwinds. However, these reductions will be primarily focused on Middle East sources. With Far East markets the key driver of demand and consumption growth is in the Far East, so the alternative crude sourcing will have to come from Atlantic barrels thus requiring

PRESS RELEASE Regulated information 11 May 2023 – 08.00 am CET transportation of about twice the distance. This positive ton mile dynamic in favour of tanker markets should offset some of the loss from lower Middle East cargo supply.

Asset Values

The pace of asset value increase for crude tankers has continued to ease and remains focused on 5-10 year old vessels. During Q1 2023 5 and 10 year old VLCCs rose 5% and 9% in value with their Suezmax counterparts increasing 5% and 11% respectively. New and vintage tonnage age classes remained stable during the quarter.

Crude oil demand

The IEA continue to forecast a sharp acceleration of crude demand over the course of 2023 from 710k bpd in Q1 2023 to 2.6m bpd in Q4 2023. Global oil demand is expected to reach a record 102m bpd consumption during calendar 2023. The key drivers of this rebound will be recovering air traffic and the release of pent up Chinese demand as global consumption of crude is restored to levels pre-Covid-19 for the first time.

Vessel Supply

In the eight quarters to end Q1 2023 just two VLCC and 17 Suezmax were contracted. Suezmax contracting has “accelerated” with 5 orders in Q1 on the back of 9 orders in Q4 2022 (source: Clarksons). Orderbooks remain at historically low levels – VLCC at just 1.7% at end March 2023 with Suezmax ratio at 3.5%. Unsurprisingly there was no recycling of VLCC or Suezmax vessels during Q1 given such buoyant freight markets.

Freight rates – consistent improvement and time charter emerging trend

Sequential improvement month on month for freight rates was recorded in both VLCC and Suezmax sectors during Q1. It is also encouraging that despite higher freight rates vessel speeds were kept in check with no change between average speeds in Q1 compared to Q4 2022 in either VLCC or Suezmax category (source: Clarksons).

Further encouragement is emerging within longer term time charters. The number of time charter opportunities is increasing and the duration are getting longer. Previous cycles have shown that the time charter market should develop further and should provide optionality and opportunity for owners as the cycle unwinds.

The large crude tanker market is therefore well positioned to continue a multi-year upcycle based on strong fundamentals. Sequential quarterly improvement in freight rates may be challenging given the in-built seasonality hard wired into crude tanker markets. Seasonal factors tend to reduce cargo volumes during Q2 and Q3 (owing to refinery maintenance programmes, lower energy consumption during northern hemisphere spring, inventory planning etc).

So far in the second quarter of 2023, the Euronav VLCC non scrubber fleet in the Tankers International Pool earned ~ USD 67,255 per day and 62% of the available days have been fixed. Euronav’s Suezmax fleet trading on the spot market has earned ~ USD 62,000 per day on average with 51% of the available days fixed.

DISTRIBUTION TO SHAREHOLDERS

PRESS RELEASE Regulated information 11 May 2023 – 08.00 am CET

Full Year 2022 Dividend

The Supervisory Board outlined with the full year results on 31 March 2023 a proposal to the Annual Shareholders’ Meeting of 17 May 2023 to distribute a full year gross return in the amount of USD 1.10 per share to all shareholders. This payout will be a combination of a dividend and mainly a repayment from the share issue premium.

COUPON 32 & 33:

Ex-dividend date	1 June 2023
Record date	2 June 2023
Payment date	13 June 2023

Q1 2023 Dividend

The Supervisory Board is proposing a dividend of USD 0.70 per share to reflect both the strong fundamentals attributes of the crude tanker market but also the robust operational leverage that the Euronav platform has to these market conditions.

COUPON 34:

Ex-dividend date	8 June 2023
Record date	9 June 2023
Payment date	20 June 2023

Euronav shareholders will therefore receive USD 1.80 dividend per share during calendar Q2 2023 reflecting the Supervisory Board’s confidence in the company and tanker sector’s capability of delivering strong freight markets for the foreseeable future.

SUSTAINABILITY UPDATE

In January 2023, Euronav was included in the Bloomberg Gender-Equality Index (GEI) for the sixth year, since the Index was established in 2018. For 2023, our score sequentially improved from 2022. Euronav remains committed to such initiatives and looks forward to continuously improving its ranking year after year.

MANAGEMENT BOARD UPDATE

Euronav is pleased to announce three appointments to the management board during Q1.

Thierry de Grieze joined the company as Chief People Officer in March 2023 and joined the management board in May 2023. Thierry holds a master’s degree in Organizational & Labour Psychology and is a qualified coach. Thierry brings to Euronav a wealth of experience he has acquired over the last 23 years in various industries such as industrial part distribution, flooring solutions and precision machining for aerospace among others.

Sofie Lemlijn joined Euronav in 2019 as Senior Legal Counsel progressing to Secretary General in 2022 and a member of the Management board in April 2023. Before joining Euronav, she worked almost 10 years for the privately owned Dutch Ship-owner Vroon where she took up various roles gaining extensive shipping industry experience.

PRESS RELEASE Regulated information 11 May 2023 – 08.00 am CET

Michail Malliaros joined Euronav Ship Management Hellas in 2005 moving to General Manager in June 2022 and a member of the Management Board in April 2023. He is an Associate Member of the Hellenic Marine Environment Protection Association (HELMEPA), a Fellow of the Institute of Chartered Shipbrokers and a Chartered Shipbroker.

CORPORATE UPDATE

Shareholdings of two core shareholders

On 3 April 2023 Famatown Finance Limited filed a 13D to announce they have acquired additional shares. The Group has acquired an additional 88,127 shares, which brings the total shares of C.K.Limited to 53,401,478 shares, or 24.29% of total number of shares in issue or 26.46% of voting shares.

CMB and its affiliates on its last update and 13D filing announced it held 50,425,600 shares, or 22.92% of total shares in issue equivalent or 24.99% of voting shares.

Arbitration proceedings

On 9 January 2023, Frontline announced that it had unilaterally decided to terminate the Combination Agreement. Euronav determined that unilateral action pursuing the termination of the Combination Agreement has no basis under the terms of the Combination Agreement and that Frontline failed to provide a satisfactory reason for its decision to pursue termination. On 30 January 2023 Euronav announced that it has filed an application request for arbitration on the merits in relation to Frontline’s unilateral action in pursuing the termination of the Combination Agreement.

Change in board composition at SGM

On 23 March 2023, Euronav held a Special Meeting of Shareholders to vote on resolutions submitted by Famatown Finance Ltd. (Famatown) and CMB NV (CMB). Shareholders approved the appointments of four new directors: John Fredriksen and Cato H. Stonex, representing Famatown; and Marc Saverys and Patrick De Brabandere, representing CMB. Shareholders also voted to maintain independent directors Grace Reksten Skaugen, Anita Odedra and Carl Trowell and approved a resolution proposed by CMB to terminate the mandates of the other independent Board members Anne-Hélène Monsellato and Steven Smith.

New composition of the committees:

Member	Audit and Risk Committee	Sustainability Committee	Remuneration Committee	Corp governance Committee	Supervisory Board
Carl Trowell			x	Chair	x
Anita Odedra	X	x	x	x	x
Grace Skaugen	X	x	Chair	x	Chair
Marc Saverys					x
Patrick De Brabandere	Chair		x	x	x
Cato Stonex			x	x	x
John Fredriksen					x

PRESS RELEASE Regulated information 11 May 2023 – 08.00 am CET

Upcoming AGM

On 17 May 2023 Euronav will hold its annual shareholder meeting.

Agenda of the ordinary general meeting

1.	Report of the Supervisory Board and of the statutory auditor for the financial year closed on 31 December 2022

2.	Acknowledgment and approval of the remuneration report

3.	Approval of the annual accounts of the company for the financial year closed on 31 December 2022

4.	Allocation of the result for the financial year closed on 31 December 2022

5.	Shareholder distribution of 1.049 USD per share out of the available share premium for Q4 2022

6.

Discharge (release of liability) granted to the members of the supervisory board and to the statutory auditor, by means of separate voting, for the execution of their mandate in the course of the financial year 2022

7.	End of term of office and appointment of members of the supervisory board Proposed decision: The general meeting resolves as follows:

-	The general meeting resolves to appoint Mrs. Julie De Nul as independent member of the Supervisory Board, until and including the ordinary general meeting to be held in 2025.

-	The general meeting resolves to appoint Mr. Ole Henrik Bjørge as independent member of the Supervisory Board, until and including the ordinary general meeting to be held in 2025.

8.	Remuneration of the members of the supervisory board

9.	Remuneration of the statutory auditor

10.	Resignation and appointment of the statutory auditor

11.	Approvals of change of control clauses in credit agreements in accordance with Article 7:151 of the Code of Companies and Associations

PRESS RELEASE Regulated information 11 May 2023 – 08.00 am CET

12.	Proxy Crossroad Bank for Enterprises, counters for enterprises, registers of the enterprise court, administrative agencies and fiscal administrations

13.	Miscellaneous

The convening notice and the other documents related to this meeting are available on the company’s website via the link below. https://www.euronav.com/en/investors/legal-information/agm/2023/

The practical formalities for participation in this meeting are described in the convening notice.

CONFERENCE CALL

The call will be a webcast with an accompanying slideshow. You can find details of this conference call below and on the “Investor Relations” page of the Euronav website at https://www.euronav.com/investors/.

Webcast Information

Event Type:	Audio webcast with user-controlled slide presentation

Event Date:	11 May 2023

Event Time:	8 a.m. EST / 2 p.m. CET

Event Title:	“Q1 2023 Earnings Conference Call”

Event Site/URL:	https://event.choruscall.com/mediaframe/webcast.html?webcastid=9YVXDT8s

Telephone participants may avoid any delays by pre-registering for the call using the following link to receive a special dial-in number and PIN conference call registration link: https://dpregister.com/sreg/10177854/f918f3ab06 Pre-registration fields of information to be gathered: name, company, email.

Telephone participants located in the U.S. who are unable to pre-register may dial in to +1-877-328-5501 on the day of the call. Others may use the international dial-in number +1-412-317-5471.

A replay of the call will be available until 18 May 2023, beginning at 9 a.m. EST / 3 p.m. CET on 11 May 2023. Telephone participants located in the U.S. can dial +1-877-344-7529. Others can dial +1-412-317-0088. Please reference the conference number 10177854.

*

* *

Contact:

Brian Gallagher – Head of IR Communications & Management Board member

Tel: +44 20 78 70 04 36

Email: IR@euronav.com

PRESS RELEASE Regulated information 11 May 2023 – 08.00 am CET

Euronav Annual General Meeting for Full Year 2022: 17 May 2023

About Euronav NV

Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 1 V-Plus vessel, 41 VLCCs (with a further one under construction), 22 Suezmaxes (with a further five under construction) and 2 FSO vessels.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides safe harbor protections for forward-looking statements within the meaning of the Reform Act. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Reform Act and is including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intends”, “estimate”, “forecast”, “project”, “plan”, “potential”, “may”, “should”, “would”, “will”, “expect”, “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in company records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties

PRESS RELEASE Regulated information 11 May 2023 – 08.00 am CET

Condensed consolidated statement of financial position (unaudited)

(in thousands of USD)

	March 31, 2023	December 31, 2022
ASSETS

Non-current assets

Vessels	3,201,725	3,057,933

Assets under construction	165,617	228,429

Right-of-use assets	16,279	21,493

Other tangible assets	727	762

Prepayments	282	—

Intangible assets	15,374	15,746

Receivables	28,315	34,825

Investments in equity accounted investees	1,423	1,423

Deferred tax assets	5,556	1,403

Total non-current assets	3,435,298	3,362,014

Current assets

Bunker inventory	44,690	41,643

Non-current assets held for sale	—	18,459

Trade and other receivables	387,867	366,789

Current tax assets	209	239

Cash and cash equivalents	209,249	179,929

Total current assets	642,015	607,059

TOTAL ASSETS	4,077,313	3,969,073

EQUITY and LIABILITIES

Equity

Share capital	239,148	239,148

Share premium	1,678,336	1,678,336

Translation reserve	121	(24)

Hedging reserve	26,114	33,053

Treasury shares	(163,024)	(163,024)

Retained earnings	556,533	385,976

Equity attributable to owners of the Company	2,337,228	2,173,465

Non-current liabilities

Bank loans	1,198,614	1,264,243

Other notes	197,719	197,556

Other borrowings	44,695	71,011

Lease liabilities	4,228	5,824

Other payables	1,971	404

Employee benefits	1,637	1,635

Provisions	509	597

Total non-current liabilities	1,449,373	1,541,270

Current liabilities

Trade and other payables	105,142	90,469

Current tax liabilities	6,846	5,927

Bank loans	76,770	68,941

Other borrowings	83,185	65,851

Lease liabilities	18,468	22,855

Provisions	301	295

Total current liabilities	290,712	254,338

TOTAL EQUITY and LIABILITIES	4,077,313	3,969,073

PRESS RELEASE Regulated information 11 May 2023 – 08.00 am CET

Condensed consolidated statement of profit or loss (unaudited)

(in thousands of USD except per share amounts)

	2023	2022

	Jan. 1 - Mar. 31, 2023	Jan. 1 - Mar. 31, 2022

Shipping income

Revenue	339,955	114,368

Gains on disposal of vessels/other tangible assets	22,064	13,500

Other operating income	4,694	2,522

Total shipping income	366,713	130,390

Operating expenses

Voyage expenses and commissions	(34,815)	(31,041)

Vessel operating expenses	(56,076)	(51,554)

Charter hire expenses	(778)	(3,590)

Depreciation tangible assets	(55,888)	(52,574)

Depreciation intangible assets	(396)	(27)

General and administrative expenses	(16,524)	(10,656)

Total operating expenses	(164,477)	(149,442)

RESULT FROM OPERATING ACTIVITIES	202,236	(19,052)

Finance income	6,689	5,316

Finance expenses	(37,151)	(38,971)

Net finance expenses	(30,462)	(33,655)

Share of profit (loss) of equity accounted investees (net of income tax)	(6)	9,372

PROFIT (LOSS) BEFORE INCOME TAX	171,768	(43,335)

Income tax benefit (expense)	3,278	(37)

PROFIT (LOSS) FOR THE PERIOD	175,046	(43,372)

Attributable to:

Owners of the company	175,046	(43,372)

Basic earnings per share	0.87	(0.22)

Diluted earnings per share	0.87	(0.21)

Weighted average number of shares (basic)	201,783,532	201,677,981

Weighted average number of shares (diluted)	201,965,893	201,773,240

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Condensed consolidated statement of comprehensive income (unaudited)

(in thousands of USD)

	2023	2022

	Jan. 1 - Mar. 31, 2023	Jan. 1 - Mar. 31, 2022

Profit/(loss) for the period	175,046	(43,372)

Other comprehensive income (expense), net of tax

Items that will never be reclassified to profit or loss:

Remeasurements of the defined benefit liability (asset)	—	—

Items that are or may be reclassified to profit or loss:

Foreign currency translation differences	145	(151)

Cash flow hedges - effective portion of changes in fair value	(6,939)	15,008

Equity-accounted investees - share of other comprehensive income	—	159
Other comprehensive income (expense), net of tax	(6,794)	15,016

Total comprehensive income (expense) for the period	168,252	(28,356)

Attributable to:

Owners of the company	168,252	(28,356)

PRESS RELEASE Regulated information 11 May 2023 – 08.00 am CET

Condensed consolidated statement of changes in equity (unaudited)

(in thousands of USD)

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Total equity

Balance at January 1, 2022	239,148	1,702,549	453	2,396	(164,104)	180,140	1,960,582

Profit (loss) for the period	—	—	—	—	—	(43,372)	(43,372)

Total other comprehensive income (expense)	—	—	(151)	15,008	—	159	15,016

Total comprehensive income (expense)	—	—	(151)	15,008	—	(43,213)	(28,356)

Balance at March 31, 2022	239,148	1,702,549	302	17,404	(164,104)	136,927	1,932,226

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Total equity

Balance at January 1, 2023	239,148	1,678,336	(24)	33,053	(163,024)	385,976	2,173,465

Profit (loss) for the period	—	—	—	—	—	175,046	175,046

Total other comprehensive income (expense)	—	—	145	(6,939)	—	—	(6,794)

Total comprehensive income (expense)	—	—	145	(6,939)	—	175,046	168,252

Transactions with owners of the company

Dividends to equity holders	—	—	—	—	—	(6,053)	(6,053)

Equity-settled share-based payment	—	—	—	—	—	1,564	1,564

Total transactions with owners	—	—	—	—	—	(4,489)	(4,489)

Balance at March 31, 2023	239,148	1,678,336	121	26,114	(163,024)	556,533	2,337,228

PRESS RELEASE Regulated information 11 May 2023 – 08.00 am CET

Condensed consolidated statement of cash flows (unaudited)

(in thousands of USD)

	2023	2022
	Jan. 1 - Mar. 31, 2023	Jan. 1 - Mar. 31, 2022
Cash flows from operating activities

Profit (loss) for the period	175,046	(43,372)

Adjustments for:	61,328	63,194

Depreciation of tangible assets	55,888	52,574

Depreciation of intangible assets	396	27

Provisions	(82)	(227)

Income tax (benefits)/expenses	(3,278)	37

Share of profit of equity-accounted investees, net of tax	6	(9,372)

Net finance expense	30,462	33,655

(Gain)/loss on disposal of assets	(22,064)	(13,500)

Changes in working capital requirements	(3,151)	(32,285)

Change in cash guarantees	—	15

Change in inventory	(3,046)	(24,930)

Change in receivables from contracts with customers	4,102	(11,925)

Change in accrued income	(14,855)	(274)

Change in deferred charges	(11,544)	(11,245)

Change in other receivables	1,275	(7,646)

Change in trade payables	20,606	14,247

Change in accrued payroll	212	40

Change in accrued expenses	(232)	2,541

Change in deferred income	(492)	7,446

Change in other payables	(741)	(1,774)

Change in provisions for employee benefits	1,564	1,220

Income taxes paid during the period	74	160

Interest paid	(33,406)	(32,936)

Interest received	3,190	26

Dividends received from equity-accounted investees	—	1,000

Net cash from (used in) operating activities	203,081	(44,213)

Acquisition of vessels and vessels under construction	(131,208)	(62,494)

Proceeds from the sale of vessels	40,523	13,500

Acquisition of other tangible assets	(399)	(62)

Acquisition of intangible assets	(23)	—

Loans from (to) related parties	—	2,754

Lease payments received from finance leases	519	506

Net cash from (used in) investing activities	(90,588)	(45,796)

Proceeds from new borrowings	270,754	261,453

Repayment of borrowings	(218,436)	(36,961)

Repayment of lease liabilities	(6,534)	(6,260)

Repayment of commercial paper	(89,930)	(104,932)

Repayment of sale and leaseback	(34,194)	(5,589)

Transaction costs related to issue of loans and borrowings	(700)	—

Dividends paid	(5,699)	(2)

Net cash from (used in) financing activities	(84,739)	107,709

Net increase (decrease) in cash and cash equivalents	27,754	17,700

Net cash and cash equivalents at the beginning of the period	179,929	152,528

Effect of changes in exchange rates	1,566	(646)

Net cash and cash equivalents at the end of the period	209,249	169,582

of which restricted cash	—	—